BLACK MOUNTAIN CAPITAL CORPORATION

Consolidated Financial Statements
(Stated in U.S. Dollars)

December 31, 2006

BLACK MOUNTAIN CAPITAL CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company’s independent auditors, De Visser Gray LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

President	Chief Financial Officer

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737
AUDITORS’ REPORT

To the Shareholders of Black Mountain Capital Corporation

We have audited the consolidated balance sheets of Black Mountain Capital Corporation as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and cash flow for the year ended December 31, 2006 in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements at December 31, 2005 and for each of the years in the two year period ended December 31, 2005 were audited by other auditors who expressed an opinion without reservation on these consolidated statements in their report to shareholders dated February 22, 2006.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 16, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements.  Although we conducted our audit in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 16, 2007

BLACK MOUNTAIN CAPITAL CORPORATION
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	As at December 31
	2006		2005
	$		$
Assets
Current assets		446,112		14,392
Cash and cash equivalents		2,340		21,669
Marketable securities (note 4)		-		112,234
		448,452		148,295

Long-term investments (note 5)		-		337
		448,452		148,632

Liabilities
Current liabilities
Accounts payable and accrued liabilities		67,976		166,794
Loan payable (note 6)		342,936		343,053
		410,912		509,847

Shareholders’ equity (deficiency)
Share capital (note 7(a))		2,649,089		2,162,089
Contributed surplus (note 7(b))		971,859		971,859
Cumulative translation adjustment		377,085		388,464
Deficit		(3,960,493)		(3,883,627)
		37,540		(361,215)
		448,452		148,632

See accompanying notes to the consolidated financial statements
Continuance of Operations (note 1)
Contingencies (note 8)

Approved by the Board of Directors:

Director	Director

BLACK MOUNTAIN CAPITAL CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)

	For the years ended December 31
	2006		2005		2004
	$		$		$
Expenses
Amortization		-		1,741		6,301
Bank charges and interest		22,694		15,967		134
Consulting		37,617		91,674		116,368
Office		561		12,074		44,762
Professional fees		65,330		85,378		123,913
Transfer agent and regulatory filing fees		9,937		13,296		13,657

Loss before other items:		(136,139)		(220,130)		(305,135)
Interest and royalty income		31,280		51,865		61,170
Equity loss		-		-		(4,521)
Write-down of marketable securities		(3,892)		-		-
Write-down of long-term investments		-		(1)		-
Gain (loss) on sale of long-term investments		57,338		82,903		(195,854)
Loss on sale of marketable securities		(82,445)		-		-
Loss on sale of equipment		-		-		(3,604)
Loss on settlement of lawsuits (note 8)		-		(214,916)		(1,380,556)
Excise tax re-assessment (note 9)		52,809		-		-
Gain on debt settlement (note 10)		23,633		-		-
Write-off of loan receivable (note 11)		(19,450)		-		-

Net loss for the year		(76,866)		(300,279)		(1,828,500)
Deficit, beginning of year		(3,883,627)		(3,583,348)		(1,486,119)
Dividend		-		-		(268,729)
Deficit, end of year		(3,960,493)		(3,383,627)		(3,583,348)

Basic and diluted loss per common share		(0.01)		(0.05)		(0.31)

Weighted average number of common shares outstanding		7,940,089		5,933,514		5,933,514

See accompanying notes to the consolidated financial statements

BLACK MOUNTAIN CAPITAL CORPORATION
Consolidated Statements of Cash Flows
(Stated in U.S.Dollars)

	For the years ended December 31
	2006	2005	2004
Cash Provided by (Used for):
Operating Activities	(76,866)	(300,279)	(1,828,500)
Net loss for the year
Adjustment for items which do not involve cash:
Amortization	-	1,741	6,301
Equity loss	-	-	4,521
Write-down of long-term investments	-	1	-
(Gain) loss on sale of long-term investments	(57,338)	(82,903)	195,854
Loss on sale of equipment	-	-	3,604
Write-off of loan receivable	19,450	-	-
Gain on debt settlement	(23,633)	-	-
Loss on sale of marketable securities	82,445	-	-
Write-down of marketable securities	3,892	-	-
	(52,050)	(381,440)	(1,618,220)
Changes in non-cash working capital components:
Marketable securities	-	4,338	5,382
Amounts receivable	629)	1,643	32,939
Accounts payable and accrued liabilities	(49,132)	(708,312)	772,502
Loan payable	43,557	343,053	-
	(56,996)	(740,718)	(807,397)
Investing Activities*
Purchase of long-term investments	-	(617)	(21,162)
Proceeds on sales of long-term investments	13,452	85,546	1,125,037
	13,452	84,929	1,103,875
Financing Activities*
Common shares issued for cash	487,000	-	-

Effect of foreign exchange on cash	(11,736)	12,193	120,405

Net cash provided (used) during the year	431,720	(643,596)	416,883
Cash and cash equivalents, beginning of year	14,392	657,988	241,105
Cash and cash equivalents, end of year	446,112	14,392	657,988

During the year, the Company paid and received interest as follows:
Interest received	$8,633	$-	$-
Interest paid	$22,369	$7	$134

*Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 12.
See accompanying notes to the consolidated financial statements

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

1.    NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2001 in the Yukon Territory, Canada and is involved in the financial services industry in Canada. The Company has also changed its name from Mercury Partners & Company Inc.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has an accumulated operating deficit of $4.0 million at December 31, 2006 (2005 - $3.9 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable values of its net assets may be materially less than the amounts recorded on the balance sheets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  As described in note 14, these principles differ in certain respects from principles and practices generally accepted in the United States (“US GAAP”).  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the accounts of the parent company and its wholly-owned subsidiaries.

All intercompany balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Investments

The Company’s investments are carried at cost and considered non-current assets when the Company intends to hold them for a period of greater than one year.  If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are  measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date.  Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash, amounts receivable, accounts payable and accrued liabilities and loan payable, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year.  Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

Comparative Figures

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

3.    RELATED PARTY TRANSACTIONS

During 2006, the Company’s former President’s private company charged $38,463 in management fees and $22,327 in interest on amounts advanced in 2006 and 2005.  The former president received marketable securities and long-term investments valued at $71,138 for management fees, advance repayments and partial interest repayment.  The Company recorded a gain on sale of long-term investments of $44,099, a write-down of marketable securities of $3,892 and a loss on sale of marketable securities of $81,597, as a result of these settlements.

During 2005, the Company paid or accrued $91,370 (2004 - $76,360) in management and director fees to directors or their private companies and paid or accrued interest of $15,960 (2004 – nil) to the former President’s private company for a loan advanced in 2005.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

Refer to note 6.

4.    MARKETABLE SECURITIES

The Company owns publicly-traded securities as follows:

	2006		2005
	Aggregate Cost	Market Value	Aggregate Cost		Market Value
			$		$
Publicly-traded securities	-	-		112,234		367,645

5.    LONG-TERM INVESTMENTS

The Company owns publicly-traded securities as follows:

	2006		2005
	Aggregate Cost	Market Value	Aggregate Cost		Market Value
			$		$
Publicly-traded securities	-	-		337		147,513

6.    LOAN PAYABLE

The Company owes the former President’s private company $342,936 at December 31, 2006 (2005 - $343,053) plus accrued interest of $37,093 (2005 - $16,523), which has been included in accounts payable and accrued liabilities.  The loan is an unsecured demand loan bearing interest at 6% per annum.

Refer to note 3.

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

7.    SHARE CAPITAL

a)    Authorized share capital consists of unlimited common shares without par value.

	2006			2005			2004
	Number of Shares	$		Number of Shares	$		Number of Shares	$
Balance, beginning of year	5,933,514		2,162,089	5,933,514		2,162,089	5,933,514		2,162,089
Private placements	5,100,000		487,000	-		-	-		-
Balance, end of year	11,033,514		2,649,089	5,933,514		2,162,089	5,933,514		2,162,089

b)    Stock Options

The Corporation has an incentive stock option plan authorizing the Company to grant options up to 10% of the issued and outstanding common stock of the Company to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The term of each grant shall be no greater than 5 years from the date of grant.  The option price shall be no less than the price permitted by the TSX Venture Exchange.

No options have been granted in 2006 nor the prior two fiscal years.  During the year ended December 31, 2005, 120,000 stock options with a weighted-average exercise price of $1.25 expired, leaving no outstanding options at December 31, 2005.

c)    Warrants

	2006
	Number of Shares	Weighted Price $

Opening balance	-	-
Granted during the year	5,100,000	0.13
Closing balance	5,100,000	0.13

Weighted remaining life in years	0.61

8.    CONTINGENCIES

a)    A statement of claim has been filed against the Company to recover certain oil and gas properties which the claimant alleges were sold to it by the former management of the Company.  The Company believes these oil and gas properties were not included as part of the properties sold to the claimant.  The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b)    During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim alleging that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002.  The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000).  During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf.  The Company did not admit to any liability or wrongdoing.  Pursuant to the settlement, the Company contributed $601,760 (CAD $725,000) in exchange for a full release of claims and a withdrawal of the complaints by Cybersurf.  This amount and related legal costs of $699,793 (2005 - $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

8.    CONTINGENCIES   (continued)

c)    During the year ended December 31, 2005, the Company settled with, the Alberta Securities Commission (the “ASC”) in respect of an alleged breach of takeover bid rules and control persons reporting obligations.  Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation.  This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

9.    EXCISE TAX RE-ASSESSMENT

Upon appeal, the Company received a Good and Services Tax refund of $52,809 during 2006 for prior input tax credits incurred and previously denied by Canada Revenue Agency.

10.          GAIN ON DEBT SETTLEMENT

The Company was forgiven $23,633 on amounts included in accounts payable and accrued liabilities at December 31, 2005.

11.          WRITE-OFF OF LOAN RECEIVABLE

During 2006, the Company wrote-off as uncollectible a loan from a former consultant of $17,113 plus accrued interest of $2,337.

12.          SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVIITES

During the year ended December 31, 2006, the Company settled $42,088 in loans payable and $29,050 in accounts payable and accrued liabilities to the former President’s private company by transferring marketable securities and long-term investments valued at a cost of $112,528.

There were no significant non-cash transactions in fiscal 2005.

During the year ended December 31, 2004, the Company paid a dividend in kind, valued at $268,129, to shareholders in the form of shares of North Group Limited.

13.          INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006		2005		2004
	$		$		$

Net loss for the year		(76,866)		(300,779)		(1,828,500)

Expected income recovery		(26,227)		(104,707)		(651,310)
Net adjustment for amortization, deductible and non-deductible amounts		9,894		11,392		572,580
Unrecognized benefit of non-capital loss		16,333		93,315		78,730
Total income taxes		-		-		-

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

13.          INCOME TAXES

The significant components of the Company’s future income tax assets are as follows:

	2006		2005		2004
	$		$		$

Future income tax assets:
Other items		11,900		19,000		11,980
Equipment		82,800		80,000		82,600
Net-capital loss carryforwards		2,249,000		2,171,000		2,264,000
Non-capital loss carryforwards		868,000		823,000		779,000
		3,211,700		3,093,000		3,137,580
Valuation allowance		(3,211,700)		(3,093,000)		(3,137,580)
Net future tax assets		-		-		-

The Company has non-capital losses of approximately $2.5 million, which are available to reduce future taxable income in Canada and which expire between 2006 and 2026. The Company also has net capital losses of approximately $6.6 million, which can be carried forward indefinitely to reduce future taxable capital gains in Canada.  The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

14.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The material variations in the accounting principles, practices, and method used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the U.S. are described and quantified below:

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, consolidated statements of operations and cash flows would be as follows:

	2006		2005
	$		$
Balance Sheets
Current assets, Canadian GAAP		448,452		148,295
Unrealized holding gain on trading securities		-		255,411
Current assets, U.S. GAAP		448,452		403,706
Long-term investments, Canadian GAAP		-		337
Unrealized holding gain (loss) on available-for –sale securities		-		147,176
Long-term investments, U.S. GAAP		-		147,513
Total assets, U.S. GAAP		448,452		551,219

Current liabilities, Canadian GAAP and U.S. GAAP		410,912		509,847
Shareholders’ equity (deficiency) Canadian GAAP		37,540		(361,215)
Unrealized holding gain on available-for-sale securities		-		147,176
Unrealized holding gain on trading securities		-		255,411
Shareholders’ equity, U.S. GAAP		37,540		41,372
Total liabilities and shareholders’ equity, U.S. GAAP		448,452		551,219
Statement of operations
Net loss for the year, Canadian GAAP		(76,866)		(300,279)
Adjustment on trading securities		-)		(88,284)
Net loss for the year, U.S. GAAP		(76,866)		(388,563)
Basic and diluted loss per common share, U.S. GAAP		(0.06)		(0.065)

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

14.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)   (continued)

At December 31, 2006 and 2005, Nil (2004 – 120,000) potentially dilutive shares were excluded from net loss per share.

There is no impact on cash flows for the comparative years as the adjustments to the carrying values of marketable securities and long-term investments required under U.S GAAP are comprised of unrealized holding gains and losses only.

Marketable Securities

For Canadian GAAP purposes, short-term marketable securities are carried at the lower of cost or quoted market value on a specific identification basis, with any unrealized loss included in the statements of operations.  Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain investments be classified into available-for-sale or trading securities stated at fair market values.  Any unrealized holding gains or losses are to be reported as a separate component of shareholder’s equity until realized for available-for-sale securities and included in earnings for trading securities.  Under FAS 115, at December 31, 2005, the Company’s investment in marketable securities in the amount of $112,234 would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $337 would be classified as available-for-sale securities.

The Company does not own any securities at December 31, 2006.

	Carrying Value		Gross Unrealized Gain		Gross Unrealized Loss		Market Value
	$		$		$		$
December 31, 2005
Trading securities		112,234		255,411		-		367,645
Available-for-sale securities		337		147,176		-		147,513
		112,571		402,587		-		515,158

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses).  The purpose of reporting comprehensive income is to present a measure of all changes in shareholders’ equity that result from recognized transactions and other economic events of the year, other than transaction with owners in their capacity as owners.  Under Canadian GAAP, the reporting of comprehensive income is not required.

Comprehensive loss is as follows:

	2006		2005		2004
	$		$		$

Net loss for the year, U.S. GAAP		(478,284)		(388,563)		(1,848,267)
Other comprehensive income:
Adjustments on available for sale securities		-		148,327		481,964
Cumulative translation adjustment		(11,379)		(11,484)		8,817

Comprehensive net loss for the year, U.S. GAAP		(489,663)		(251,720)		(1,357,486)

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

15.          SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2006:

a)
The Company entered into an option agreement with Diagnos Inc. to acquire a 100% interest in two Quebec mineral properties comprising of 75 claims. In order for the Company to earn its interest it must pay Diagnos Inc Cdn$90,000 in cash and if an economic discovery is made on a property the Company must issue $70,000 in common shares as a bonus. There is a 2% Net Smelter Return royalty (“NSR”) of which 1% of the NSR maybe purchased for $1,000,000.